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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Grossman                           Richard
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


259 Oakford Street
--------------------------------------------------------------------------------
                                    (Street)


West Hempstead                      New York             11552
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol



Medjet Inc. (MDJT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

8/01
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                          (Over)
                                                                  SEC 1474(3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                            Common
Preferred Stock     $1.25    8/17/01  S               520    Immed.             Stock     52,000  (1)       0        (D)(2)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                            Common
Preferred Stock     $1.25    8/17/01  S               494    Immed.             Stock     49,400  (1)       0        (D)(3)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                            Common
Preferred Stock     $1.25    8/17/01  S               6,760  Immed.             Stock    676,000  (1)       0        (I)      (4)(7)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                            Common
Preferred Stock     $1.25    8/17/01  S               1,040  Immed.             Stock    104,000  (1)       0        (I)      (5)(7)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Warrants            $3.50    8/17/01  S               52,000 1/31/00   12/3/04  Stock     52,000  (1)       0        (D)(2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Warrants            $3.50    8/17/01  S               49,400 1/31/00   12/3/04  Stock     49,400  (1)       0        (D)(3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Warrants            $3.50    8/17/01  S               676,000 1/31/00  12/3/04  Stock    676,000  (1)       0        (I)      (4)(7)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Warrants            $3.50    8/17/01  S               104,000 1/31/00  12/3/04  Stock    104,000  (1)       0        (I)      (5)(7)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Warrants            $3.50    8/17/01  S               325,000 1/31/00  12/3/04  Stock    325,000  $.0000031 0        (I)      (6)(7)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The reported securities are included within Medjet Units with a price of $125 per Unit. Each Unit consists of a) one share of Series B Convertible Preferred Stock, convertible into one hundred shares of Common Stock, and
     b) one hundred warrants, each exercisable to purchase one share of Common Stock.

(2) Securities owned solely by Richard and Ana Grossman JTWROS, who are members of a "group" with Orin Hirschman for purposes of Section 13(d) of the Exchange Act.

(3)  Securities owned solely by Orin Hirschman.

(4)  Securities owned solely by Adam Smith Investment Partners, L.P.

(5)  Securities owned solely by Adam Smith Investments, Ltd.

(6)  Securities owned solely by Adam Smith & Company, Inc.

(7) The reporting persons disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

                       /s/ Richard Grossman                       9/6/01
                       -------------------------------            -----------
                       **Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Joint Filer Information

Name:     Orin Hirschman
Address:  1231 East 10th Street
          Brooklyn, New York 11230

Designated Filer: Richard Grossman
Issuer and Ticker Symbol:  Medjet Inc. (MDJT)
Date of Event Reporting Statement: 8/17/01

Signature: /s/ Orin Hirschman
           --------------------------

Name:     Ana Grossman
Address:  259 Oakford Street
          West Hempstead, New York 11552

Designated Filer: Richard Grossman
Issuer and Ticker Symbol:  Medjet Inc. (MDJT)
Date of Event Reporting Statement: 8/17/01

Signature:  /s/ Ana Grossman
            -------------------------